

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 26, 2010

Via U.S. Mail

William A. Smith II
Vice President, General Counsel and Secretary
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed on February 12, 2010
File No. 333-150999

Dear Mr. Smith:

We have reviewed your responses to the comments in our letter dated January 15, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-1

Risk Factors, page 16

Our business, financial condition, results of operations and cash flows, page 16

1. We note your response to prior comment 4. Please also revise the subheading here to indicate whether you are in the high or low cycles of steel prices. Refer also to the previous comment 7 in our letter dated December 17, 2009.

Covenant Compliance, page 55

2. We note your response to prior comment 5. We note that your inability to satisfy the terms of the negative covenants in the debt agreements limits or prohibits you from taking certain corporate actions. We further note the lists of covenants related

to the 2007 Notes and the Metals USA Notes on pages 115 and 117. Please revise the last paragraph under this section to disclose the corporate actions which have been limited or prohibited due to your inability to satisfy the negative covenants.

Financial Statements

Note 1. Organization and Significant Accounting Policies

Summary of Significant Accounting Policies

Subsequent Events, page F-7

3. We note your subsequent event disclosure in accordance with ASC 855. However, please clarify the reason you are referring to your "unaudited" consolidated financial statements or revise to indicate that the financial statements are audited.

Goodwill, page F-9

4. In view of your recent operating results and the uncertainty in the market, please expand your goodwill disclosure to discuss your methodology for assessing goodwill impairment, including your significant assumptions and estimates. Consideration should also be given to adding disclosure within the critical accounting policies discussion in your MD&A section, should you determine that the assumptions and judgments used in your goodwill valuation include a sensitivity aspect which merits disclosure. Please revise or advise.

5. Reference is made to the segment disclosures in Note 13. If any of your reporting units have fair values that are not substantially in excess of carrying value, please identify any such units and tell us the percentage by which fair value exceeded carrying value as of the date of your most recent test.

6. In your Dec. 30, 2009 response to comment 12 from the staff letter dated Dec. 17, 2009, you explained your position that no goodwill impairment indicators were present at June 30, 2009 which would cause an interim test of goodwill impairment. This conclusion was based on your forecast for profitability and improving business conditions. However, it appears that such improvements have not transpired, as your net sales and operating results in each quarter of 2009 showed significant declines from the comparable prior year quarters. Please tell us how your projected future cash flows at June 30, 2009 compared to actual results.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz LLP
        via facsimile: (212) 403-2000